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Exhibit 12.1

Exhibit 12.1

WATSON PHARMACEUTICALS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratios)
(Unaudited)

	Year Ended December 31,
						Three Months Ended March 31, 2003
	1998	1999	2000	2001	2002
Earnings before income taxes, extraordinary item and cumulative effect of change in accounting principle	200,022	276,412	355,402	198,952	279,090	74,083
Interest expense	8,255	11,192	24,284	27,812	22,081	5,341

Earnings	208,277	287,604	379,686	226,764	301,171	79,424
Fixed charges:
Interest expense	8,255	11,192	24,284	27,812	22,081	5,341
Ratio of earnings to fixed charges	25.2x	25.7x	15.6x	8.2x	13.6x	14.9x

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  Exhibit 12.1
Exhibit 12.1 WATSON PHARMACEUTICALS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in millions, except for ratios) (Unaudited)